                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)*


                           Abacan Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 002919-10-8
            --------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /X/       Rule 13d-1(b)
   / /       Rule 13d-1(c)
   / /       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       Page 1
                                     of 8 Pages

                                     SCHEDULE 13G

CUSIP NO. 002919-10-8                                        Page 2 of 8 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SSB Citi Fund Management LLC (formerly SSBC Fund Management Inc.)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                   14,159,334

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER              14,159,334

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     14,159,334



-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     11.7%



-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IA



-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. 002919-10-8                                         Page 3 of 8 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salomon Smith Barney Holdings Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              New York



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                   18,818,499

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER              18,818,499

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     18,818,499



-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    15.6%



-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             HC



-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. 002919-10-8                                         Page 4 of 8 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware



-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                  18,818,499*

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0


      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER             18,818,499*

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    18,818,499*



-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   15.6%*



-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             HC



-------------------------------------------------------------------------------
* Includes shares held by the other reporting persons.

Item 1(a).     Name of Issuer:

               Abacan Resource Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3050 Post Oak Blvd., Suite 699
               Houston, Texas 77056

Item 2(a).     Name of Person Filing:

               SSB Citi Fund Management LLC ("SSB Citi Fund") (formerly
                 SSBC Fund Management Inc.)
               Salomon Smith Barney Holdings Inc. ("SSB Holdings") Citigroup Inc. ("Citigroup")

Item 2(b).     Address or Principal Office or, if none, Residence:

               The address of the principal office of each of SSB Citi Fund and SSB Holdings is:

               388 Greenwich Street
               New York, NY 10013

               The address of the principal office of Citigroup is:

               153 East 53rd Street
               New York, NY 10043

Item 2(c).     Citizenship or Place of Organization:

               SSB Holdings is a New York corporation.

               SSB Citi Fund and Citigroup are Delaware corporations.

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     Cusip Number:

               002919-10-8

                                       Page 5
                                     of 8 Pages

Item 3. If this Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):


             (a)  [ ] Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [X] Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [X] Parent holding company or control person in accordance with Section  240.13d-1(b)(1)(ii)(G);

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership. (as of December 31, 1999 - CORRECTED)

          (a)  Amount beneficially owned: See item 9 of cover pages

          (b)  Percent of Class: See item 11 of cover pages

          (c)  Number of shares as to which the person has:

                  (i)   sole power to vote or to direct the vote:

                  (ii)  shared power to vote or to direct the vote:

                  (iii) sole power to dispose or to direct the disposition of:

                  (iv)  shared power to dispose or to direct the disposition of:


         See Items 5-8 of cover pages


                                        Page 6
                                     of 8 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

          SSB Holdings is the sole stockholder of SSB Citi Fund. Citigroup is the sole stockholder of SSB Holdings.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.




                                       Page 7
                                     of 8 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2000


                      SSB CITI FUND MANAGEMENT LLC



                      By: /s/ Christina T. Sydor
                         --------------------------------------------
                         Name:  Christina T. Sydor
                         Title:  Secretary



                      SALOMON SMITH BARNEY HOLDINGS INC.



                      By: /s/ Howard M. Darmstadter
                         --------------------------------------------
                         Name:  Howard M. Darmstadter
                         Title:  Assistant Secretary




                       CITIGROUP INC.

                      By: /s/ Joseph B. Wollard
                         --------------------------------------------
                         Name:   Joseph B. Wollard
                         Title:  Assistant Secretary



                                Page 8
                              of 8 Pages

                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------



EXHIBIT 1
---------

Agreement among SSB Citi Fund, SSB Holdings and Citigroup as to joint filing of
Schedule 13G


EXHIBIT 2
---------

Disclaimer of beneficial ownership by SSB Holdings and Citigroup